October 25, 2019

Garo H. Armen, Ph.D.
Chief Executive Officer
Agenus Inc.
3 Forbes Road
Lexington, Massachusetts 02421

       Re: Agenus Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Response dated October 7, 2019
           File No. 000-29089

Dear Dr. Armen:

       We have reviewed your October 7, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 19, 2019 letter.

Form 10-K for Fiscal Year Ended December 31, 2018

Item 1. Business
Our Business, page 3

1. We note your response to our prior comment 2. However, terms such as "best-in-class"
      and "first-in-class" suggest that the product candidates are effective and likely to be approved. In future filings, please delete these references. If your use of these terms was intended to convey your belief that the products are based on a novel technology or approach and/or is further along in the development process than a third party, you may discuss how your technology differs from existing antibodies and, if applicable, that you are not aware of competing products that are further along in the development process.
      Statements such as these should be accompanied by cautionary language that the
 Garo H. Armen, Ph.D.
Agenus Inc.
October 25, 2019
Page 2
      statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval.
Item 1A. Risk Factors
Risks Related to our Tokens, page 36

2. We note your responses to our prior comments 4-10 that you are not pursuing the offering of Tokens and will remove from future filings information regarding the Token offering.
      Please confirm that you will disclose in future filings, to the extent true, that you are not pursuing the offering of Tokens and have not issued any Tokens.
       You may contact Lisa Vanjoske at 202-551-3614 or Mary Mast at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters.
Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameGaro H. Armen, Ph.D.
                                                             Division of
Corporation Finance
Comapany NameAgenus Inc.
                                                             Office of Life
Sciences
October 25, 2019 Page 2
cc:       Zachary R. Blume - Ropes & Gray LLP
FirstName LastName